Adcock Ingram Holdings Limited

(Incorporated in the Republic of South Africa)

Registration number 2007/016236/06

Share code: AIP

ISIN: ZAE000123436

(“Adcock Ingram” or “the Company”)

CFR Pharmaceuticals S.A.

(Incorporated in the Republic of Chile)

Chilean Tax ID: 76.116.242-K

Securities Regulation Chilean Registry number: 1067

Share Code on the Santiago Stock Exchange: CFR

ISIN: CL0001762831

(“CFR”)

JOINT ANNOUNCEMENT REGARDING THE INTENDED CONSENSUAL TERMINATION OF THE TRANSACTION IMPLEMENTATION AGREEMENT (“TIA”) BETWEEN ADCOCK INGRAM AND CFR (“THE PARTIES”), THE PROPOSED TERMINATION OF THE SCHEME OF ARRANGEMENT AND WITHDRAWAL OF CAUTIONARY

Adcock Ingram shareholders are referred to the announcements released on the Stock Exchange News Service (“SENS”) of the JSE Limited by the Company and by The Bidvest Group Limited (“Bidvest”) on Friday, 31 January 2014, regarding the acquisition by a consortium comprising Bidvest and Community Investment Holdings Proprietary Limited of approximately 34.5% of the issued share capital of the Company (excluding the A and B ordinary shares and the treasury shares) (“Adcock Ingram Ordinary Shares”).

Shareholders are advised that Adcock Ingram and CFR:

1.      have consulted and are of the common view that there is no prospect that the special resolutions to approve the scheme of arrangement proposed between the Company and the holders of Adcock Ingram Ordinary Shares in relation to the offer from CFR (“the Scheme”) will be approved by the necessary 75% majority.

2.      have entered into a written agreement (“Termination Agreement”) providing, inter alia, –

a.      for the consensual termination of the TIA concluded on 11 September 2013, as amended, and accordingly for the termination of the Scheme, which termination is subject to, and will take effect upon, receipt of written exemption by the Takeover Regulation Panel (“TRP”) from the requirement in regulation 101(2) of the Companies Regulations, 2011 that CFR must proceed with the transactions contemplated in the TIA. The TRP has already been approached in this regard;

b.      that until the exemption from the TRP is obtained, neither of the Parties shall, subject to certain exceptions, seek to enforce any provisions of the TIA, the Scheme or certain related agreements; and

c.      that, upon receipt of the exemption from the TRP, neither of the Parties shall have any claim against the other arising out of or in connection with the TIA or its termination.

In the circumstances, Adcock Ingram shareholders are advised the Company does not intend to reconvene the Combined General Meeting and the Ordinary General Meeting to consider the resolutions to approve the Scheme, each of which was adjourned in December 2013.

WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Given that all relevant information regarding this matter is now in the public domain, shareholders are advised that they are no longer required to exercise caution when dealing in the Company’s securities.

For Adcock Ingram media enquiries:

Brunswick

Carol Roos

+27 72 690 1230

Marina Bidoli

+27 83 253 0478

For CFR media enquiries

College Hill

Amelia Soares

+27 82 654 9241

Mark Garraway

+27 82 610 1226

Midrand

07 February 2014

Financial Adviser and Sponsor to Adcock Ingram

Deutsche Bank

Legal Adviser to Adcock Ingram

Read Hope Phillips Attorneys

Public Relations Adviser to Adcock Ingram

Brunswick

Financial Adviser to CFR

Credit Suisse

Legal Adviser to CFR in South Africa

Bowman Gilfillan Inc.

Legal Adviser to CFR in Chile

Honorato Russi & Eguiguren Limitada

Public Relations Adviser to CFR

College Hill